November 15, 2019

Mallika Sinha
Chief Financial Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

       Re: Carey Watermark Investors 2 Incorporated
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 15, 2019
           Form 8-K
           Filed April 10, 2019
           File No. 000-55461

Dear Ms. Sinha:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction